Exhibit (d)(3)(i)

December 4, 2025

Ms. Chelsea Ameen

BAMCO, Inc

767 Fifth Avenue

New York, NY 10153

Dear Ms. Ameen:

On November 13, 2025, the Board of Directors (the “Board”) of Voya Partners, Inc. approved the merger of VY® Baron Growth Portfolio (the “Portfolio”) with and into Voya MidCap Opportunities Fund, a series of Voya Equity Trust (the “Merger”). This letter is to inform you that the Sub-Advisory Agreement, effective May 1, 2017, between Voya Investments, LLC (“VIL”) and BAMCO, Inc. (“BAMCO”) (the “Agreement”), solely with respect to the Portfolio, will terminate in accordance with Section 12 of the Agreement, effective on or about the close of business on July 17, 2026 (subject to shareholder approval of the Merger).

Pursuant to Section 12 of the Agreement, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice to VIL and BAMCO. Therefore, the Agreement will terminate in accordance with Section 12, effective at the close of business on July 17, 2026. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic______

Todd Modic

Senior Vice President

Voya Partners, Inc.